UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 10, 2016

Hampton Roads Bankshares, Inc.

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	001-32968 (Commission File Number)	54-2053718 (IRS Employer Identification No.)

641 Lynnhaven Parkway Virginia Beach, Virginia (Address of principal executive offices)	23452 (Zip Code)

Registrant’s telephone number, including area code: (757) 217-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On February 10, 2016, Hampton Roads Bankshares, Inc. (“HRB”) and Xenith Bankshares, Inc. (“XBKS”) issued a joint press release announcing the execution of an Agreement and Plan of Reorganization, dated as of February 10, 2016, pursuant to which XBKS and HRB will merge, subject to the terms and conditions set forth therein.  A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. In addition, HRB and XBKS may provide  supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the slides that may be made available in connection with the presentations is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Forward-Looking Statements

The information presented herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving HRB’s and XBKS’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither HRB nor XBKS assumes a duty to update forward-looking statements.

In addition to factors previously disclosed in HRB’s and XBKS’s reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this filing, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by HRB and XBKS shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the HRB and XBKS businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; HRB’s and XBKS’s businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the inability to realize deferred tax assets within expected time frames or at all; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of HRB’s and XBKS’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by HRB with the SEC may be obtained free of charge at HRB’s website at www.bankofhamptonroads.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from HRB by requesting them in writing to Hampton Roads Bankshares, Inc., 641 Lynnhaven Parkway, Virginia Beach, Virginia 23452, or by telephone at (757) 217-1000.

The documents filed by XBKS with the SEC may be obtained free of charge at XBKS’s website at www.xenithbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from XBKS by requesting them in writing to Xenith Bankshares, Inc., One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, Attention: Thomas W. Osgood, or by telephone at (804) 433-2209.

In connection with the proposed transaction, HRB intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of XBKS and HRB and a prospectus of HRB, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of XBKS and HRB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from HRB or XBKS as described in the paragraphs above.

HRB, XBKS, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from HRB and XBKS shareholders in connection with the proposed transaction. Information about the directors and executive officers of HRB and their ownership of HRB common stock is set forth in the definitive proxy statement for HRB’s 2015 annual meeting of shareholders, as previously filed with the SEC on April 27, 2015. Information about the directors and executive officers of XBKS and their ownership of XBKS common stock is set forth in the definitive proxy statement for XBKS’s 2015 annual meeting of shareholders, as previously filed with the SEC on March 19, 2015.  Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Joint press release of Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc., dated February 10, 2016

99.2	Investor Presentation, February 10, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hampton Roads Bankshares, Inc.

February 10, 2016	By:	/s/ Paul A. Driscoll
Paul A. Driscoll
Senior Vice President,
Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint press release of Hampton Roads Bankshares, Inc. and Xenith Bankshares, Inc., dated February 10, 2016

99.2	Investor Presentation, February 10, 2016